Exhibit 2
CVF Technologies Corporation
SRE Controls
Working Trial Balance
March 31, 2004
	SRE					SRE	Adj to minority position
Quarter Ended	03/31/04		Dr		CR	Adjusted	Dr	CR	Adjusted
Ownership %	37%					Balance	As of 3/25/04 (see attached)		Balance

ASSETS:
Cash	$406,348					$406,348		(406,348)	0

Accounts receivable	317,732			5)	(40,000)	277,732		(277,732)	0

Notes Receivable				3)	(1,751,000)	(1,751,000)			(1,751,000)

Inventories	633,350					633,350		(633,350)	0
Investment tax credits	43,600			5)	(15,781)	27,819		(27,819)	0
Prepaid expenses and deposits	53,325					53,325		(53,325)	0
Investments - equity & debt	1,723	6)	75,000	1)	(4,203,228)
						(4,126,505)			(4,126,505)
Goodwill		1)	833,836
						833,836		(833,836)	0
Accumulated amortization - goodwill				1)	(587,943)

						(587,943)	587,943		0
Fixed assets - cost	427,610					427,610		(427,610)	0
Fixed assets - accum. Depr.	(355,836)					(355,836)	355,836		0
	1,527,852					(4,161,264)	943,779	(2,660,020)	(5,877,505)

LIABILITIES AND EQUITY
Accounts payable trade	(1,194,683)			2)	(45,500)	(1,240,183)	1,240,183		0

Due to officers & other parties						0
Minority Interest						0
Notes payable	(680,000)			2)	(840,000)	(1,520,000)	1,520,000		0
Notes payable- CVF	0	3)	1,751,000	2)	(1,751,000)	0			0
Interest payable - CVF	0	4)	46,090			55,402		(55,402)	0
		1)	174,266	2)	(164,954)
Bank Indebtedness						0			0
Preferred stock						0			0
Treasury						0			0
Common stock						0			0
Additional paid-in capital	(8,544,170)	1)	5,742,716			0			0
		2)	2,801,454
Retained earnings	8,518,347	1)	4,206,681	1)	(6,166,328)
		5)	86,081	6)	(75,000)
		7)	473	5)	(30,300)	6,551,507			6,551,507
		8)	7,015	9)	(9,211)
		9)	13,749
Current year (Income) loss	372,654		9,211		(67,327)	314,538	95,510	(1,084,050)	(674,002)
	$(1,527,852)		15,747,572		(15,747,572)	$4,161,264	2,855,693	(6,459,492)	5,877,505

CVF Technologies Corporation
SRE Controls
Working Trial Balance
March 31, 2004

Name of Entity	SRE					SRE	Adj to minority position
Quarter Ended	03/31/04		Dr		CR	Adjusted	Dr	CR	Adjusted
Ownership %	37%					Balance	As of 3/25/04 (see attached)		Balance

REVENUES:
Sales	$(607,799)			8)	(7,015)	$(628,563)	95,510		(533,053)
				9)	(13,749)
Leasing income						0
Rental income						0
Miscellaneous income						0

EXPENSES:
COGS	435,451	9)	9,211			444,662		(67,544)	377,118

Admin expenses	222,573
						222,573		(17,383)	205,190
Advertising						0
Amortization - Goodwill						0
Amortization - Technology rights						0
Bad debts	0					0
Bank charges	3,302					3,302		(258)	3,044
Business taxes						0
Consulting						0
Commission expense (SH's)						0
Depreciation	9,000					9,000		(703)	8,297
Fianancing fees						0
Grants						0
Insurance						0
Interest expense	57,579			4)	(46,090)	11,489		(897)	10,592
Legal fees						0
Meals						0
Miscellaneous				7)	(473)	(473)		37	(436)
Lab supplies						0
Office lease - equipment						0
Office supplies						0
Provincial taxes						0
Relocation expense						0
Rent						0
Repairs & maintenance						0
Research & development	125,856					125,856		(9,829)	116,027
Sales and marketing	104,850					104,850		(8,189)	96,661
Telephone						0
Trade shows						0
Travel & Entertainment						0
Tax Credits						0
Utilities						0
Wages						0
Technology transfer						0
Foreign exchange (gain)	21,842					21,842		(1,706)	20,136
Loss on capital transactions						0

Minority Interest						0
CVF - gain on disposition	0					0		(977,578)	(977,578)

NET (INCOME) LOSS	$372,654		9,211		(67,327)	$314,538	95,510	(1,084,050)	(674,002)
	0